UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on April 26, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

For Immediate release – SQM reports earnings for FIRST QUARTER 2006

Highlights

•	First quarter 2006 earnings per ADR increased 38.5% to US$1.30 from US$0.94 for first quarter 2005.

•	Operating income for first quarter 2006 was 27.9% higher than that of first quarter 2005.

•	During the last 5 years, quarterly net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, April 25, 2006.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2006, which reached US$34.3 million (US$1.30 per ADR), 38.5% higher than the US$24.8 million (US$0.94 per ADR) recorded during the first quarter of 2005. Operating income reached US$48.6 million (22% of revenues), 27.9% higher than the US$38.0 million (18% of revenues) of the previous year. Revenues reached US$219.1 million, approximately 4.7% higher than the US$209.3 million recorded for the same period of 2005.

“During the first part of this year we took a decisive step in strengthening one of our core businesses by acquiring DSM’s iodine operations. We also closed two long-term bond issuances in Chile and in the US in very favorable conditions for the company”, SQM’s Chief Executive Officer, Patricio Contesse, stated. “This quarter became yet another positive landmark for the company, as we have completed 5 consecutive years in which every quarter has been better than the respective quarter of the previous year”.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

The analysis of the different business areas is the following:

1.-	Specialty Plant Nutrition (SPN)

During the first quarter of 2006 revenues reached US$105.7 million, 9.7% lower than the US$117.1 million recorded for the first quarter of 2005.

Quarterly volumes were lower year over year but market remained robust, with demand firm and prices increasing. The main factors explaining this decrease are:

•	Lower sales volumes of sodium nitrate, mainly to the European markets. This was caused by weather conditions that have delayed the beet season. Additionally some volumes in the Far East were also postponed for the second quarter.

•	Lower sales volumes of sodium potassium nitrate, mainly to the Brazilian market. We expect that Brazilian sodium potassium nitrate demand for the full year will be slightly lower due to a reduction in the planted hectares of the target crops.

•	Lower sales volumes of potassium nitrate to the Chinese market. During January 2005, a delayed 4Q 2004 vessel was sent to the Chinese market and in 2006 the first vessel has been delayed to the second quarter. These two effects combined explain the year over year decrease.

•	Lower sales volumes of soluble potassium nitrate, due to a shift in volumes towards the second and third quarters.

Notwithstanding the lower sales volumes, which are mostly due to shipment timing, market demand continues to be strong and the company expects that this trend will continue in the near future. Furthermore, the company expects that even considering the lower sales volumes for this first quarter, SQM total sales volumes for 2006 will be similar to last year. As SQM is currently operating at full capacity, the 2006 expected market growth will be mainly supplied by the other potassium nitrate producers.

Additionally, operating costs were higher this quarter compared to first quarter 2005 (see “operating costs” at the end)

Finally, and offsetting the volume and cost effects, prices have continued with its upward trend achieving increases in the range of 10% to 15% as compared to the first quarter of 2005.

Specialty plant nutrition gross margin(1) for the first quarter of 2006 was slightly higher than the margin of the same period of the previous year.

2.-	Iodine and iodine derivatives

Iodine and iodine derivatives revenues for the first quarter of 2006 reached US$52.0 million, 38% higher than the US$37.7 million recorded during the first quarter of 2005.

The higher revenues reached in this business line are explained both by higher volumes and higher prices:

•	Higher volumes are the result of the continued demand increase, which was led this quarter mainly by x-ray contrast media, biocides and polarizing film, which is an important component in LCD screens.

•	Higher volumes were also due to the acquisition of DSM’s iodine operations in Chile and abroad, as explained below.

•	On the pricing side of the equation, the strong demand growth and the high capacity utilization rates in the industry have continued pushing prices up, and the market expects this will continue until supply is balanced with demand.

Operating costs were also higher this quarter compared to first quarter 2005 (see “operating costs” at the end), partly offsetting the improved market conditions.

During January 2006 SQM acquired the iodine and iodine derivatives business of the Dutch "DSM Group". The transaction includes the iodine and iodine derivatives facilities located in the first region of Chile and the mining reserves located in the first and second regions of Chile. SQM also acquired DSM's iodine and iodine derivatives commercial operation in Europe. This acquisition will provide SQM logistics, commercial and productive synergies and shows SQM´s commitment with the development and strengthening of its core businesses and with the iodine industry as part of its strategy to be a long-term reliable iodine supplier.

Iodine and iodine derivates gross margin for first quarter of 2006 was approximately US$4.0 million higher than the gross margin of the previous year.

3.-	Lithium and lithium derivatives

Lithium and lithium derivatives revenues for the first quarter of 2006 reached US$25.8 million, 34.3% higher than the US$19.2 million reached for the same period of 2005.

Higher revenues in this business line are mainly explained by improved price conditions. The strong demand observed during the last few years, combined with the high capacity utilization rates in the industry have put an upward pressure on prices and SQM expects this trend will continue in the future.

First quarter sales volumes were slightly lower year over year, due to lower sales to Asia, although SQM expects that this situation will be reverted achieving higher sales volumes for the rest of the year. The temporary lower sales volumes were offset by higher prices in the same period.

Excluding the effect of lower volumes to Asia, during the first quarter of 2006, batteries were the most important driver for this business line, followed by greases and frits.

Lithium and lithium derivatives gross margin for the first quarter of 2006 was approximately US$6.0million higher than the gross margin of the same period of previous year.

4.-	Industrial chemicals

Industrial Chemicals revenues during the first quarter of 2006 reached US$17.8 million, 2.9% lower than the US$18.4 million recorded for the same period of the previous year.

The decrease in revenues in this business line is mainly explained by a reduction in sales volumes of industrial nitrates, due to a lower demand of potassium nitrate from the CRT industry (TV screens) and to a lower demand of sodium nitrate in Brazil. The latter was caused by the strengthening of the Real against the US dollar affecting the export volumes of manufacturing companies that use sodium nitrate (glass, frits).

Industrial chemicals gross margin for first quarter of 2006 was similar to the gross margin of the same period of the previous year.

5.-	Others

Potassium chloride

Revenues for the first quarter of 2006 reached US$4.1 million, similar to the US$4.7 million reached during the same period of 2005.

Lower revenues are mainly explained by a decrease in third party sales of potassium chloride and an increase of internal consumption in the production of potassium nitrate.

Additionally, the Company has stated that consistent with its potassium chloride policy, it will continue privileging the internal consumption of potassium chloride for the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers, increased from US$12.2 million during the first quarter of 2005, to US$13.7 million during the same period of 2006.

Selling and administrative expenses

Selling and Administrative Expenses reached US$15.6 million (7.1% of revenues) during the first quarter of 2006 compared to the US$14.6 million (7.0% of revenues) recorded during the same period of the previous year.

Operating costs

Year over year operating costs are higher due mainly to the energy, raw materials and exchange rate factors:

•	As oil continues to increase, SQM operations that are intensive in diesel and fuel oil consumption are suffering from increased costs.

•	Raw materials continue with its upward trend, increasing costs across all business lines

•	Strengthening of the Chilean peso has increased the dollar value of our peso-related costs.

Additionally, SQM expects that second quarter production costs will be negatively affected by to the gas shortage from Argentina the company has been suffering during April related with technical problems in Bolivia, which affected the flow of gas into Argentina.

Non-operating Income

The company recorded a non-operating loss for the first quarter of 2006 of US$5.5 million which is similar to the US$5.4 million loss for the same period of the previous year. The main variation in the non-operating loss was the following:

•	Net financial expenses(2) reached US$(3.7) million during first quarter 2006, higher than the US$(2.9) million of first quarter 2005. This increase in financial expenses reflects the increase in the financial debt of the company as explained below.

Related companies results increased from US$0.1 million, during the first quarter 2005 to US$0.6 million during the same period of 2006

Refinancing

During January 2006, SQM placed in the Chilean market a 21-year senior unsecured bond at a re-offer yield of 4.18% in UFs (Chilean inflation adjusted currency). This issuance brings into the company financial resources for approximately US$ 100 million to refinance company liabilities and to fund its 2006 capital expenditure program. Additionally, this debt was secured through a cross currency swap allowing the company to fix the interest rate at a US dollar fixed rate of 5.4% for a 21-year period (average life of 10 years).

On April 5, 2006, SQM placed in the US market a bond, of US$ 200 million with an annual interest rate of 6.125%. The interest will be paid semi-annually and the capital will be paid in a single amortization during April, 2016. This amount will be used by SQM to refinance existing indebtedness at maturity in September 2006.

Capital expenditures

For 2006, the company has budgeted total capital expenditures of approximately US$210 million (not including the DSM iodine business acquisition) primarily for
•	the completion of the María Elena project
•	the initial investment in a potassium nitrate production facility at Nueva Victoria
•	the completion of the granular and prilling facility located at Coya Sur
•	a new drying facility for soluble potassium nitrate at Coya Sur
•	the development of new mining areas at Pedro de Valdivia; and
•	various projects designed to maintain capacity, increase yields and lower costs, and to develop new NPK, soluble blending facilities.

Additionally, SQM bought the iodine business of DSM for approximately US$72.0 million in January 2006.

For 2007 and 2008, the company estimates total capital expenditures of approximately US$260 million, which can be increased depending on market conditions (in approximately US$140 million), primarily for
•	the increase in lithium carbonate production capacity at the Atacama Salar
•	the completion of the potassium nitrate production facility at Nueva Victoria
•	the upgrade of the railroad system to handle expanded capacity
•	the replacement of the iodine facilities at María Elena to improve technology in order to lower costs and increase yields; and
•	various projects designed to maintain capacity, increase yields and lower costs, and to develop new NPK-soluble blending facilities.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income and capitalized interests during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Romina Soza, 56-2-4252074 / 56-2-4252485 / romina.soza@sqm.com

Income Statement

(US$ Millions)	For the 1st Quarter
	2006	2005

Revenues	219.1	209.3

Specialty Fertilizers	105.7	117.1
Potassium nitrate and Blended Fertilizers(1)	93.4	104.9
Potassium Sulfate	12.3	12.2
Industrial Chemicals	17.8	18.4
Industrial Nitrates	15.8	16.6
Sodium Sulfate	0.6	1.0
Boric Acid	1.5	0.8
Iodine and iodine derivatives	52.0	37.7
Lithium and lithium derivatives	25.8	19.2
Other Income	17.8	17.0
Potassium Chloride (Potash)	4.1	4.8
Others	13.7	12.2

Cost of Goods Sold	(133.9)	(140.3)
Depreciation	(21.0)	(16.5)

Gross Margin	64.2	52.5

Selling and Administrative Expenses	(15.6)	(14.6)

Operating Income	48.6	38.0

Non-Operating Income	(5.5)	(5.4)
Financial Income	1.9	1.2
Financial Expenses	(5.6)	(4.2)
Others	(1.8)	(2.4)
Income Before Taxes	43.0	32.6
Income Tax	(8.4)	(7.2)
Other Items	(0.3)	(0.7)

Net Income	34.3	24.8
Net Income per ADR (US$)	1.30	0.94

(1) Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet

(US$ Millions)	As of March 31
	2006	2005

Current Assets	787.5	678.9
Cash and cash equivalents (1)	128.8	158.8
Account receivables (2)	220.0	192.0
Inventories	376.2	283.1
Others	62.5	45.1

Fixed Assets	867.2	700.0

Other Assets	124.9	87.7
Investment in related companies (3)	67.4	33.1
Others	57.5	54.5

Total Assets	1,779.5	1,466.6

Current Liabilities	427.9	113.9
Short term interest bearing debt	270.1	2.5
Others	157.8	111.4

Long-Term Liabilities	263.4	348.7
Long term interest bearing debt	202.1	300.0
Others	61.3	48.7

Minority Interest	34.9	33.3

Shareholders' Equity	1,053.2	970.7

Total Liabilities	1,779.5	1,466.6

Current Ratio (4)	1.8	6.0
Net Debt / Total capitalization (5)	24.0%	12.5

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:      /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: April 26, 2006